SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TMSR Holding Company Limited

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

87266C109

(CUSIP Number)

Room 1501, 15/F,

SPA Centre 53-55 Lockhart Road, Wanchai,

Hong Kong

852-26306130

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 6, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87266C109

1	Names of Reporting Person. Zhong Hui Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Republic of Seychelles

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,514,000
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 3,514,000
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,514,000[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.0%[2]
14	Type of Reporting Person PN

1 Includes: (i) 1,889,000 shares of Common Stock and (ii) 1,625,000 shares of Common Stock underlying 3,250,000 warrants, each warrant exercisable to purchase one half of one share at $11.50 per full share.

2 Based on 3,514,000 beneficially owned shares of Common Stock, divided by 12,999,815 shares, composed of: (i) 11,374,815 shares issued and outstanding as of February 6, 2018 following the Business Combination; (ii) and 1,625,000 shares underlying warrants held by the Reporting Person.

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CUSIP No. 87266C109

1	Names of Reporting Person Qi Zhang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,514,000
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 3,514,000
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,514,000[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.0%[2]
14	Type of Reporting Person IN

1 Includes: (i) 1,889,000 shares of Common Stock and (ii) 1,625,000 shares of Common Stock underlying 3,250,000 warrants, each warrant exercisable to purchase one half of one share at $11.50 per full share.

2 Based on 3,514,000 beneficially owned shares of Common Stock, divided by 12,999,815 shares, composed of: (i) 11,374,815 shares issued and outstanding as of February 6, 2018 following the Business Combination; (ii) and 1,625,000 shares underlying warrants held by the Reporting Person.

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EXPLANATORY NOTE

This Schedule 13D/A is being filed as an amendment (“Amendment No. 3”) to the statement on Schedule 13D filed on August 10, 2015 (the “Schedule 13D”) with the Securities and Exchange Commission (“SEC”) on behalf of Zhong Hui Holding Limited, a Republic of Seychelles company (“ZHHL”), and Mr. Qi Zhang (the “Principal” and, together with ZHHL, the “Reporting Persons”), with respect to the common stock (“Common Stock”) of TMSR Holding Company Limited (formerly known as JM Global Holding Company) (the “Issuer”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

The Reporting Persons are filing this Amendment No. 3 to report: (i) the redemption of 2,350,000 shares of Common Stock in connection with the Issuer’s initial business combination; (ii) the beneficial ownership of 1,625,000 shares of Common Stock underlying warrants held by ZHHL that became exercisable on March 8, 2018; and (iii) the sale of an aggregate of 87,500 shares of Common Stock to certain individuals.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is amended and restated in its entirety as follows:

Securities acquired: common stock, par value $0.0001 per share (“Common Stock”)

Issuer:    TMSR Holding Company Limited

A-101 98 Huanghai Road TEDA
Tianjin 300457 China

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is amended and restated in its entirety as follows:

The aggregate purchase price for the shares of Common Stock currently beneficially owned by the Reporting Persons was approximately $9,020,622.50. The source of these funds was the working capital of ZHHL.

Item 4.    Purpose of the Transaction

Item 3 of the Schedule 13D is supplemented and amended to add the following:

On July 29, 2015, ZHHL acquired an aggregate of 3,000,000 units of the Issuer in the IPO at a price of $10.00 per unit, for an aggregate purchase price of $30,000,000. Each unit consists of one share of Common Stock and one warrant (“Warrant”) to purchase one-half (1/2) of one share of Common Stock, at an exercise price of $5.75 per half-share (as described more fully in the Issuer’s Final Prospectus dated July 23, 2015) (“Unit”). Also on July 29, 2015, simultaneously with the consummation of the Issuer’s initial public offering (“IPO”), ZHHL purchased in a private placement 250,000 Units at a price of $10.00 per Unit. On February 6, 2018, upon the closing of the Issuer’s initial business combination with China Sunlong Environmental Technology, Inc. (the “Business Combination”), an aggregate of 3,250,000 Units held by ZHHL automatically separated into their component shares of Common Stock and Warrants. As a result, immediately following the Business Combination, all 3,250,000 warrants held by ZHHL became exercisable to purchase an aggregate of 1,625,000 shares of Common Stock.

In connection with the Business Combination, ZHHL redeemed an aggregate of 2,350,000 shares of Common Stock at a redemption price of $10.00 per share.

Additionally, effective February 6, 2018 ZHHL sold an aggregate of 87,500 founder shares to Kurt Jetta and Arthur Drogue, two former directors of the Issuer, and Elsa Sung, a consultant of the Issuer, at the purchase price of $0.017 per share.

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Item 5.     Interest in Securities of the Issuer

Item 5 of Schedule 13D is amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 3 to Schedule 13D are incorporated herein by reference.

The Principal may, by reason of his status as the sole director and shareholder of ZHHL, be deemed to own beneficially the securities of which ZHHL beneficially owns. The Principal holds the power to vote and to dispose of the securities beneficially owned by ZHHL.

(c) Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented and amended to add the information provided in Item 4 above.

Item 7.    Material to be Filed as Exhibits

Exhibit 10.1	Securities Purchase Agreement, dated as of April 10, 2015, by and between the Issuer and ZHHL (incorporated by reference to Exhibit 10.1 to the Schedule 13D filed by the Reporting Persons with the SEC on August 10, 2015).

Exhibit 10.2	Unit Subscription Agreement, dated as of May 4, 2015, between the Issuer and ZHHL (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on June 16, 2015).

Exhibit 10.3	Insider Letter, dated as of July 23, 2015, by and among the Issuer, certain initial security holders including the Reporting Persons (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on July 29, 2015).

Exhibit 10.4	Registration Rights Agreement, dated as of July 23, 2015, by and among the Issuer and certain initial security holders including the Reporting Persons (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the SEC on July 29, 2015).

Exhibit 10.5	Side Letter, dated as of July 23, 2015, by and among the Issuer, the Reporting Persons and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 10.13 to the Form 8-K filed by the Issuer with the SEC on July 29, 2015).

Exhibit 10.6	Side Letter, dated as of October 10, 2017, by and among the Issuer, the Reporting Persons and Cantor Fitzgerald & Co.

Exhibit 99.1	Joint Filing Agreement by and between the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on August 10, 2015).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2018
Zhong Hui Holding Limited

	By:	/s/ Qi Zhang
	Name:	Qi Zhang
	Title:	Sole Director

/s/ Qi Zhang
Qi Zhang

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